Exhibit (d)(2)

CONFIDENTIALITY AND NONDISCLOSURE AGREEMENT

The undersigned (the “Receiving Party”) has requested that a client (“MGC Diagnostics Corporation” or the “Disclosing Party”) of Craig-Hallum Capital Group LLC (“Craig-Hallum”), furnish the Receiving Party with, or cause the Receiving Party to be furnished with, certain Confidential Information (as defined below), in connection with the Receiving Party’s evaluation of a potential business transaction (“Transaction”) involving the Disclosing Party and the Receiving Party. As a condition to furnishing such Confidential Information, the Disclosing Party has required that the Receiving Party execute this Confidentiality and Nondisclosure Agreement (the “Agreement”) with following terms and conditions.

1.	Confidential Information. Confidential Information is defined as all non-public information provided by the Disclosing Party, Craig-Hallum, their respective affiliates, or their respective representatives to the Receiving Party, its affiliates, or their respective Representatives (as defined below) on or after the date hereof and in whatever form, whether written or oral, related to the Disclosing Party or its business. Confidential Information includes, but is not limited to, information related to the terms, conditions or other facts with respect to the Transaction, including the status thereof, the fact that the Disclosing Party has retained Craig-Hallum as an advisor and that discussions or negotiations involving the Disclosing Party and the Receiving Party are taking place concerning the Transaction, the terms of this Agreement, and the Disclosing Party’s technology, inventions, protocols, methodologies, projections, operations, finances, vendors, suppliers, customers and employees, know-how, techniques, designs, specifications, drawings, blueprints, tracings, diagrams, models, samples, charts, data, analysis, compilations, studies, formulas, ingredient descriptions, volumes, processes, procedures, bid proposals, computer programs, marketing plans, and other technical, financial or business information. Confidential Information does not include information which the Receiving Party can document (a) is, through no improper action or inaction by the Receiving Party, generally available to the public, (b) was rightfully in the possession of the Receiving Party prior to receipt from the Disclosing Party, Craig-Hallum, their respective affiliates, or their respective representatives, (c) was independently developed by employees of the Receiving Party without use of or reference to the Confidential Information, or (d) becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party, Craig-Hallum, their respective affiliates, or their respective representatives, provided that such source is not known by Receiving Party to be furnishing such Confidential Information in breach of an agreement with the Disclosing Party or in breach of applicable law.

2.	Treatment. The Receiving Party agrees to hold the Confidential Information in strict confidence and to take all commercially reasonable precautions to protect the confidentiality of the Confidential Information. The Receiving Party agrees not to make any use whatsoever at any time of such Confidential Information except solely in connection with its evaluation of a Transaction. The Receiving Party agrees to only share Confidential Information with a limited number of persons who need to know the Confidential Information for the purpose of evaluating the Transaction, which may include directors, officers, employees, financing sources, financial advisors, legal counselors, consultants, service providers, accountants, and agents (“Representatives”, provided that “Representatives” shall be further defined to mean only those to whom the Confidential Information has been provided or hereafter is provided). The Receiving Party will inform each Representative who is given access to Confidential Information of the confidential nature of the Confidential Information and direct each Representative to treat such information confidentially. The Receiving Party shall be responsible for all breaches of this Agreement by any of its Representatives or any other party who gains access to Confidential Information via the Receiving Party or its Representatives. The Disclosing Party shall retain the entire right, interest and title to the Confidential Information. No rights or licenses of any nature are implied or granted under this Agreement and Confidential Information shall remain the property of the Disclosing Party.

If Receiving Party or any of its Representatives are ordered by any court, other tribunal or governmental authority proceeding, investigation or inquiry to disclose any Confidential Information, Receiving Party will promptly, to the extent legally allowable, notify Disclosing Party to permit the Disclosing Party, at its expense, to seek a protective order or to take another appropriate action. Receiving Party will also, and will use commercially reasonable efforts to direct its Representative to, cooperate as reasonably requested by the Disclosing Party (at Disclosing Party’s sole expense) to obtain a protective order or other reasonable assurance that Confidential Information will be accorded such confidential treatment. If, in the absence of a protective order, Receiving Party or any of its Representatives are, on the advice of counsel, compelled as a matter of law to disclose the Confidential Information to a third party, Receiving Party will disclose to such third party only the part of such Confidential Information as is required by law to be disclosed. Prior to such disclosure, to the extent legally allowable, Receiving Party will consult with Disclosing Party and its counsel as to the nature and wording of such disclosure, and Receiving Party will use commercially reasonable efforts to obtain confidential treatment therefor.

3.	Communication. Until otherwise authorized in writing by Craig-Hallum or the Disclosing Party, all communication with the Disclosing Party regarding the subject of this Agreement will be coordinated solely through Craig-Hallum.

4.	Return/Destruction of Confidential Information. If at any time you determine not to proceed with a Transaction, you will promptly notify Craig-Hallum of that determination and, in such event, and at any time upon the Disclosing Party’s request, you shall immediately (a) cease using the Confidential Information, (b) return to us or destroy any Confidential Information furnished by Craig-Hallum or Disclosing Party and any and all copies thereof, and (c) destroy any and all notes, analyses, compilations, summaries, studies or other documents prepared by Receiving Party or any of your Representatives containing or reflecting any Confidential Information. Any return or destruction shall, upon Disclosing Party’s request, be certified in writing by an authorized officer of Receiving Party supervising such destruction or return and delivered to us. Notwithstanding the return or destruction of the Confidential Information, Receiving Party and its Representatives will continue to be bound by the confidentiality and other obligations hereunder.

5.	Warranties. Receiving Party acknowledges that the Disclosing Party makes no express or implied representation or warranty as to the completeness or accuracy of the Confidential Information, and that the Disclosing Party shall have no liability whatsoever to the Receiving Party or any of its Representatives relating to or arising from their review or use of the Confidential Information.

6.	Restrictions on Unsolicited Acquisition Activities. In consideration of the provision of Confidential Information, Receiving Party agrees that, until the earlier of the end of the two-year period beginning on the date of this Agreement and the date of the consummation of a Transaction, without the prior written consent of the Disclosing Party, the Receiving Party, its Representatives and each of their respective affiliates will not: (a) purchase, offer or agree to purchase, or announce an intention to purchase, directly or indirectly, any voting securities or assets of the Disclosing Party or any subsidiary thereof; (b) make, or in any way participate, directly or indirectly, in any “solicitation” of “proxies” to vote or “consents” (as such terms are used in the rules and regulations of the U.S. Securities and Exchange Commission) or seek to advise or influence any person with respect to the voting of any voting securities of the Disclosing Party or any subsidiary thereof; (c) initiate or support, directly or indirectly, any stockholder proposal with respect to the Disclosing Party; (d) directly or indirectly make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Disclosing Party or its securities or assets or any subsidiary thereof, or any successor to or person in control of the Disclosing Party or any of its businesses, or any assets of the Disclosing Party or any subsidiary thereof or of any such successor or controlling person; (e) seek or propose to influence or control the Company’s management or policies; (f) seek to negotiate or influence the terms and conditions of employment of employees of the Disclosing Party or any subsidiary thereof; (g) form, join or in any way participate in a group in connection with any of the foregoing; or (h) enter into any agreement, arrangement or understanding, the effect or intent of which is to mitigate loss, to manage risk or to benefit from changes in the share price of any of the Disclosing Party’s securities, or increase or decrease the voting power with respect to any of the Disclosing Party’s securities (including without limitation any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares).

7.	Securities Laws. The Receiving Party acknowledges that it and its affiliates and Representatives are aware that applicable securities laws prohibit any person who has material, non-public information concerning the Disclosing Party from purchasing or selling any securities of the Disclosing Party or its affiliates, or from communicating such information to any other person or entity under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

8.	Term. This Agreement shall terminate and be of no further force and effect two (2) years from the date hereof, provided that such termination shall not relieve Receiving Party from its responsibilities with respect to any breach of this Agreement prior to such termination.

9.	Irreparable Harm. The Receiving Party acknowledges and agrees that there may be no adequate remedy at law for any breach of its obligations hereunder, as such breach may result in irreparable harm to the Disclosing Party, and therefore, that upon any such breach or any threat thereof, the Disclosing Party may be entitled to seek appropriate equitable relief in addition to whatever remedies it might have at law. Receiving Party waives any requirement for the posting of any bond or other security in connection with the granting or enforcement or any such equitable relief. In the event of any litigation arising out of this Agreement, if a court of competent jurisdiction renders a final, non-appealable order, then the prevailing party shall be entitled to recover from the non-prevailing party its reasonable costs and expenses (including, without limitation, its reasonable legal fees and expenses) incurred in connection therewith. The Receiving Party will notify the Disclosing Party in writing promptly upon the occurrence of any such unauthorized release or other breach of which it is aware.

10.	Severability. If any provision of this Agreement is held illegal, invalid or unenforceable by a court of competent jurisdiction, such provision shall be limited to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect.

11.	Choice of Law & Venue. Any dispute or controversy arising out of or relating to this Agreement shall be governed by Delaware law, without application of conflicts of law principles. Any action under this Agreement must be brought in United States District Court for the District of Minnesota, or if that Court does not have jurisdiction, then in Hennepin County District Court, Minneapolis, State of Minnesota.

12.	Definitive Agreement Controls. Furnishing Confidential Information to Receiving Party does not constitute an offer by Disclosing Party to enter into any kind of transaction, arrangement or relationship with Receiving Party, or to enter into any agreement for such a transaction, arrangement or relationship. Until a definitive written agreement regarding a Transaction has been executed (the “Definitive Agreement”), neither the Disclosing Party or the Receiving Party hereto shall be under any legal obligation or have any liability to the other Party of any nature whatsoever with respect to a Transaction by virtue of this Agreement or otherwise (other than with respect to the explicit confidentiality and other obligations set forth herein). Except to the extent specified in the Definitive Agreement, the Disclosing Party, in its sole discretion, may (i) conduct a Transaction process that may or may not result in a Transaction in such manner as it deems appropriate, (ii) enter into a definitive agreement with any third party without notice to the Receiving Party, and (iii) reserve the right to change the Transaction process without notice to the Receiving Party (including, without limitation, terminating all further discussions with the Receiving Party and requesting that the other Party return or destroy the Confidential Information as described above).

13.	Assignment. Receiving Party is executing this Agreement for the benefit of Disclosing Party, which shall be entitled to enforce this agreement. Disclosing Party has the right to assign all of its rights under this Agreement to any of its affiliates or to a successor in interest to the business of Disclosing Party, including the right to enforce this Agreement, and Receiving Party hereby consents to such assignment.

14.	Entire Agreement. This Agreement supersedes all prior discussions and agreements and constitutes the entire agreement between the Disclosing Party and the Receiving Party with respect to the subject matter hereof.

15.	Nonsolicitation. Each party covenants and agrees that during the period expiring two (2) years after the date of this Agreement, it will not, directly or indirectly, solicit, recruit or hire any of the other party’s then-current employees or full-time consultants or otherwise induce such employees or full-time consultants to terminate their employment or relationship with the other party. Nothing contained herein shall preclude the hiring of any such employee who: (i) the other party was in discussions with regarding possible employment prior to the signing of this Agreement, (ii) responds to a general solicitation of employment through an advertisement not specifically targeted at such party or its employees, or (iii) has been terminated by the other party prior to any such solicitation, recruitment or hiring.

16.	Waiver. The waiver of any breach of any provision under this Agreement by any Party shall not be deemed to be a waiver of any preceding or subsequent breach, nor shall any waiver constitute a continuing waiver.

17.	Modification. This Agreement may only be modified in a writing signed by both Parties.

18.	Counterparts. This Agreement may be executed by manual, facsimile, or electronic signatures in counterparts, which together will constitute one original.

In witness whereof, the undersigned has executed this Agreement for the benefit of Disclosing Party as of the date indicated below.

Altus Capital Partners, Inc.

By: /s/ Joshua M. Tesoriero

Name: Joshua M. Tesoriero

Title: Sr. Associate

Date: May 25, 2017

Address: 10 Westport Rd., Ste. C204

Wilton, CT 06897

Phone: 203.429.2006